Mail Stop 3010

January 26, 2010

Mr. Andrew J. Welch
Chief Financial Officer
FelCor Lodging Trust Incorporated
545 E. John Carpenter Frwy., Suite 1300
Irving, TX 75062

      Re: **FelCor Lodging Trust Incorporated**
              Form 10-K for the year ended December 31, 2008
              File No. 1-14236

Dear Mr. Welch:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief